UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
Sibling Group Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
825784101
(CUSIP Number)
Xiaoqiong (David) Dai
c/o Holly You
Armstrong Teasdale LLP
7700 Forsyth Blvd., Suite 1800
St. Louis, MO  63105
(314) 621-5070
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
March 6, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825784101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shenzhen City Qianhai Xinshi Education Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Shenzhen, Guangdong Province, P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 150,000,000 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 150,000,000 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1) This amount includes 107,142,857 shares of Common Stock, as defined herein, obtainable upon exercise of the Warrants owned by the reporting person, as described herein.
(2) Based on approximately 243,453,429 shares of Common Stock outstanding, which includes the 107,142,857 shares of Common Stock obtainable by the reporting person upon exercise of the Warrants.

Item 1.  Security and Issuer.
This Schedule 13D ("Schedule) relates to the Common Stock, par value $0.0001 per share ("Common Stock"), of Sibling Group Holdings, Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 215 Morris Street, Suite 205, Durham, North Carolina  27701.
Item 2.  Identity and Background.
 This Schedule is being filed by Shenzhen City Qianhai Xinshi Education Management Co., Ltd. ("Shenzhen"), a limited liability company organized in Shenzhen, Guangdong Province, P.R. China. Shenzhen is an international education management and consulting company with its main business in education management consulting, enterprise management consulting, development and sale of computer network systems and technologies, computer software, electronics products and communications products. Its principal business and offices address is Room 201, Block A, No. 1 Qianwan Road 1, Qianhai Shenzhen-Hong Kong Cooperation Area, Shenzhen, P.R. China 518000.
Shenzhen has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
 On February 27, 2015, the Issuer and Shenzhen entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which Shenzhen agreed to purchase 42,857,143 Units (each, a "Unit") for an aggregate purchase price of $3,000,000, paid out of the paid-in capital of Shenzhen.  Each Unit consists of: (a) a share of Common Stock (each, a "Share"), (b) a warrant giving Shenzhen the right to purchase one additional share of Common Stock for each Share owned at any time and from time to time for a period of five years at an exercise price of $0.07 per share (each, an  "A Warrant"), (c) a warrant giving Shenzhen the right to purchase one additional share of Common Stock for each Share owned at any time and from time to time for a period of one year following the effectiveness of a registration statement covering the resale of the shares owned by Shenzhen at an exercise price equal to the five-day volume weighted average price immediately preceding the exercise date (each, a "B Warrant") and (d) only as part of and in connection with the purchase of the shares underlying the B Warrants (the "B Warrant Shares"), a warrant giving Shenzhen the right to purchase 0.50 shares of Common Stock for each B Warrant Share purchased at any time and from time to time for a period of five years at an exercise price equal to the purchase price of the B Warrant Shares (together with the A Warrants and the B Warrants, the "Warrants").
As of March 6, 2015, Shenzhen initially holds 42,857,143 shares of the Issuer's Common Stock, or 31%, based on 136,310,572 total shares of Common Stock issued and outstanding as of February 27, 2015. If all shares underlying all Warrants held by Shenzhen are ultimately issued, Shenzhen will hold an aggregate of 150,000,000 shares of the Issuer's Common Stock, or approximately 62% based on 243,453,429 total shares of Common Stock outstanding (such number being the sum of the total outstanding shares of Common Stock of the Issuer on February 27, 2015 and the additional 107,142,857 shares of Common Stock obtainable by Shenzhen upon exercise of the Warrants.
The terms of the Securities Purchase Agreement provide that the Issuer is required to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission covering the resale of the Shares issued pursuant to the Securities Purchase Agreement, including the shares issuable upon exercise of the Warrants, within 30 days of the closing of the transaction.  Furthermore, pursuant to the Securities Purchase Agreement, the Issuer agreed to appoint two people designated by Shenzhen and other investors to serve on the Issuer's board of directors.
The summaries of the Securities Purchase Agreement and Warrants are qualified in their entireties by reference to the full text of such documents, which are included as Exhibits 1, 2, 3 and 4 to this Schedule, respectively, and are incorporated herein by reference.
Item 4.  Purpose of Transaction.
 The disclosure set forth in Item 3 of this Schedule is incorporated herein by reference. Shenzhen will review, on an ongoing basis, the Issuer's operating, management, business affairs, capital needs and general industry and economic conditions and, based on such review, may, from time to time, determine to increase or decrease its ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
 The disclosure set forth in Item 3 of this Schedule is incorporated herein by reference. Shenzhen has sole voting and dispositive power over all of the shares of the Issuer's Common Stock that it is deemed to beneficially own.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
 None.
Item 7.  Material to Be Filed as Exhibits.
The following documents are filed as exhibits to this Schedule:
Exhibit No.	Description of Exhibit
1	Securities Purchase Agreement dated as of March 6, 2015 among Sibling Group Holdings, Inc. and the purchasers identified on the signature pages thereto.
2	Warrant A made by Sibling Group Holdings, Inc. in favor of Shenzhen City Qianhai Xinshi Education Management Co., Ltd.
3	Warrant B made by Sibling Group Holdings, Inc. in favor of Shenzhen City Qianhai Xinshi Education Management Co., Ltd.
4	Form of Additional Warrant.

Date: March 16, 2015

Shenzhen City Qianhai Xinshi Education Management Co., Ltd.

	By:	/s/ Xiaoqiong (David) Dai
	Name:	Xiaoqiong (David) Dai
	Title:	Director